Exhibit 99.3.2

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

December 9, 2013

Board of Directors

Home Savings Bank

Home Bancorp Wisconsin, Inc.

2 South Carroll Street

Madison, Wisconsin 53703

To the Board:

In recognition of recent developments, we hereby submit a second Valuation Appraisal Update (“Second Update”) as of November 29, 2013, to our original Conversion Valuation Appraisal Report as of May 28, 2013 (“Original Appraisal”) and Valuation Appraisal Update dated August 21, 2013 (“First Update”), in recognition of Home Savings Bank’s current financials as of September 30, 2013, and recent developments, specifically relating to the Banks’ write-off of its $2,017,000 deferred tax asset, resulting in a $2,306,000 decrease in equity since the First Update. This Second Update reflects an update to the pro forma market value of the to-be-issued stock of the Home Bancorp Wisconsin, Inc. (the “Corporation”), which is the holding company of Home Savings Bank (“Home” or the “Bank”), Madison, Wisconsin. Such stock is to be issued by Home in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank. This Second Update was prepared after a review of the Original Appraisal and the First Update and is being submitted to the Federal Reserve Board and to the Federal Deposit Insurance Corporation as an update of the Original Appraisal and the First Update.

Our preparation of this Second Update has included conversations with the management of Home, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Keefe, Bruyette & Woods, Inc. As in the preparation of the Original Appraisal and First Update, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Second Update, we have given consideration to Home’s financial condition and performance at or for the twelve months ended September 30, 2013; the change in Home’s financial condition since June 30, 2013; current thrift conversion activity and market conditions; and the recent performance of publicly traded thrift institutions, including those institutions in the Bank’s comparable group. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities as a target, and none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Home’s city, county and market area revealed no institutions involved in such activity.

Boards of Directors

December 9, 2013

We have recognized a reinvestment rate of 1.02 percent, before taxes, in this Second Update, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal and First Update based on Home’s September 30, 2013, financial statements and the stock prices of publicly traded thrift institutions, including the Bank’s comparable group, as of November 29, 2013, and pricing ratios and other financial information for the peer group as of the latest date for which complete financial data is available as of November 29, 2013. We have further reviewed each of the adjustments made in the Original Appraisal relative to the comparable group, to the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios.

Exhibits 1 and 2 provide stock prices, key valuation ratios and other pertinent financial data for all publicly traded, FDIC-insured thrift institutions excluding mutual holding companies.

Exhibit 3 provides a summary of publicly traded standard conversions completed between January 1, 2012 and July 26, 2013, and the relative movement of their share prices. For the ten offerings completed from January 1, 2012, to July 26, 2013, the average percentage price change one day after IPO was a positive 17.78 percent with a median of 14.80 percent, from a low of 0.10 percent to a high of 48.90 percent. The average percentage price change one week after IPO for those ten transactions was 19.07 percent with a median of 18.75 percent. It should be noted that nine of the ten transactions completed since January 1, 2012, were trading above their first day prices.

The comparable group, unchanged from the Original Appraisal, represents ten publicly traded thrift holding companies identified in Exhibit 4, ranging in size from $290.8 million to $660.4 million with an average asset size of $458.5 million and with an average of 10.0 offices per institution compared to Home with assets of $115.2 million and four offices. Two of the comparable group institutions are each located in Indiana, Illinois, Ohio and Pennsylvania, with one each in Kentucky and Wisconsin.

Exhibit 5 presents pro forma financial ratios for the Bank and detailed market, pricing and financial ratios for all thrifts, publicly traded Wisconsin thrifts and the comparable group as of the most recent four quarters for financial data and ratios and November 29, 2013, for stock prices. The trend in the market price of the ten comparable group institutions since the Original Appraisal indicates a 5.35 percent increase in the average price per share. Of those ten institutions, seven experienced increases in their price per share and three experienced decreases.

Boards of Directors

December 9, 2013

Since the Original Appraisal dated May 28, 2013, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Home’s comparable group and all publicly traded, FDIC-insured thrifts in the United States (“all thrifts”). The average price to net earnings multiple for the comparable group increased from 20.99 times earnings as of the Original Appraisal dated May 28, 2013, to 23.32 times earnings in the Second Update, while the average price to core earnings multiple for the comparable group increased from 21.24 times earnings to 23.39 times earnings during that period. The average market price to book value ratio for all thrifts increased from 86.16 percent as of the Original Appraisal dated May 28, 2013, to 96.92 percent in the Second Update, and indicated a similar increase from 78.33 percent to 87.94 percent for the comparable group. The average price to assets ratio decreased from 11.90 percent to 11.78 percent for all thrifts and increased slightly from 11.49 percent to 11.88 percent for the comparable group for the same time period. The trend in the market price of thrift stocks since the Original Appraisal indicates an 11.2 percent increase in the average price per share for all publicly traded thrifts and a lower increase of 5.4 percent for the comparable group.

Exhibit 6 presents the pro forma valuation analysis and conclusions, pricing ratios, and the total number of shares to be issued at each valuation range. Exhibit 6 also provides the assets, equity, tangible equity, net earnings and core earnings of Home at or for the twelve months ended September 30, 2013, with the balance sheet figures indicating changes for most categories with a significant decrease in equity from those figures used in the Original Appraisal and the First Update. Such assets and equity were $115,207,000 and $7,270,000, respectively, at September 30, 2013, compared to $122,159,000 and $9,576,000, respectively, at June 30, 2013. The net loss after taxes was $2,738,000 and the core loss after taxes was a lower $551,000, with core adjustments of $2.0 million related to the deferred income tax write-off and $305,000 for unusually high noninterest expenses for the twelve months ended September 30, 2013. The net loss and core loss were an identical $503,000 for the twelve months ended June 30, 2013, as indicated in the First Update. Tangible equity equaled total equity at September 30, 2013, and at June 30, 2013. As discussed previously, the Bank experienced a moderate decrease in assets and a large decrease in equity and an increase in its annual losses from June 30, 2013, to September 30, 2013.

This Second Update incorporates the Bank’s current September 30, 2013, financial statements and is based on the following valuation ratios as of November 29, 2013, using the latest date for which complete financial data is available for the peer group:

Price to earnings multiple:
Midpoint	NM
Maximum, as adjusted	NM
Price to core earnings multiple:
Midpoint	NM
Maximum, as adjusted	NM

NM—Not Meaningful

Boards of Directors

December 9, 2013

Price to book value ratio:
Midpoint	64.05%
Maximum, as adjusted	71.68%
Price to tangible book value ratio:
Midpoint	64.05%
Maximum, as adjusted	71.68%
Price to assets ratio:
Midpoint	7.23%
Maximum, as adjusted	9.37%

The Bank’s much higher actual loss and higher core loss and resultant much lower equity for the twelve months ended September 30, 2013, compared to June 30, 2013, and March 31, 2013, and higher offering expenses resulted in a higher price to book value ratio and a higher price to tangible book value ratio at November 29, 2013, than in the Original Appraisal and in the First Update. Due to Home’s core and net loss, the price to core earnings and price to earnings multiples were not meaningful for this Second Update or the Original Appraisal and in the First Update. At the midpoint of the valuation range, from the First Update to the Second Update, the price to book value ratio increased from 56.61 percent to 64.05 percent, due to the decrease in equity, and the price to assets ratio decreased slightly from 7.31 percent to 7.23 percent. The price to tangible book value ratios were the same as the price to book value ratios.

Exhibits 7 through 10 present the projected effect of offering proceeds. Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank. The midpoint discount from the comparable group’s average price to book value ratio was 27.16 percent, using the most recent financial data available per the Update.

The valuation range in the Original Appraisal and the First Update indicated a midpoint value of $9,450,000, with a minimum of $8,032,500, a maximum of $10,867,500, and a maximum, as adjusted, of $12,497,630.

Boards of Directors

December 9, 2013

After consideration of the factors previously discussed, with a focus on current market conditions and the condition and operating performance of Home at or for the twelve months ended September 30, 2013, and recent developments for Home, it is our opinion that as of November 29, 2013, the fully converted pro forma market valuation range of the Bank is changed to the following range: from a minimum of $7,480,000 or 748,000 shares at $10.00 per share to a midpoint of $8,800,000 or 880,000 shares at $10.0 per share to a maximum of $10,120,000 or 1,012,000 shares at $10.00 per share, with a maximum, as adjusted, of $11,638,000 or 1,163,800 shares at $10.00 per share.

It is our opinion that, as of November 29, 2013, the pro forma market value of Home Bancorp Wisconsin, Inc., is $8,800,000 at the midpoint, representing 880,000 shares at $10.00 per share.

Sincerely,

/s/ KELLER & COMPANY, INC.

KELLER & COMPANY, INC.